September 16, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	John Reynolds, Assistant Director Ruairi Regan Joanna Lam Raj Rajan Brigitte Lippman Pam Howell

Re:	Exagen Inc.

Registration Statement on Form S-1 (File No. 333-233446)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between September 9, 2019 and the date hereof, approximately 966 copies of the Preliminary Prospectus dated September 9, 2019 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on September 18, 2019 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

COWEN AND COMPANY, LLC

CANTOR FITZGERALD & CO.

WILLIAM BLAIR & COMPANY, L.L.C.

As representatives of the Underwriters

By:	Cowen and Company, LLC

By:	/s/ E. James Streator III
Name: E. James Streator III
Title: Managing Director

By:	Cantor Fitzgerald & Co.

By:	/s/ Sage Kelly
Name: Sage Kelly
Title: Head of Banking

By:	William Blair & Company, L.L.C.

By:	/s/ Steve Maletzky
Name: Steve Maletzky
Title: Partner, Equity Capital Markets

[Signature page to Acceleration Request]